Former Liraz Systems Shareholder Files Lawsuit against Crystal's Acquisition of Liraz's Shares in the Tender Offer

HERZLIA, Israel--July 10, 2003--Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) today announced that it has learned that a former shareholder of Liraz Systems Ltd. has filed a lawsuit against Crystal alleging that the share price paid to Liraz's shareholders in the tender offer and subsequent mandatory purchase was lower than the fair price of Liraz shares.

Crystal has not yet been served with the lawsuit.

At the time, Liraz Systems was traded on the TASE. Crystal published a tender offer to purchase all Liraz shares not already owned by Crystal for NIS 10.80 per share (approximately $2.29 (1)). Crystal offered to purchase 675,497 shares of Liraz in the tender offer, which expired on March 27, 2003. Of this amount, 393,109 shares were properly tendered; pursuant to Israeli law, Crystal then purchased the remaining 282,383 unsubscribed shares by a mandatory acquisition.

Prior to the tender offer, Crystal owned 90% of Liraz, and as a result of this tender, and the subsequent mandatory acquisition, Liraz is now wholly owned by Crystal, and its shares were delisted from the TASE.

Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to Crystal pursuant to the tender offer and the mandatory acquisition, and the plaintiff has applied for that approval in the lawsuit. Crystal believes that the claims are without merit and plans to vigorously defend this lawsuit.

ABOUT CRYSTAL SYSTEMS SOLUTIONS

Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the United States, United Kingdom, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

For more information, please visit our web site at www.crystal-sys.com or www.bluephoenixsolutions.com

Crystal Systems Solutions is a member of the Formula Group (Nasdaq:FORTY - News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

  (1) based on the exchange rate between the NIS and the US$ as of March 27, 2003.

  SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: uncertainties inherent in litigation, market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

  This press release is also available at www.crystal-sys.com. All names and trademarks are their owners' property.

  Contact:
      Crystal Systems Solutions
    Iris Yahal, +972-9-9526110